Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE RESTATED CERTIFICATE OF INCORPORATION
OF
CCUR HOLDINGS, INC.

The undersigned, being the President of CCUR Holdings, Inc., a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

1.          The name of the Corporation is CCUR Holdings, Inc. (the “Corporation”).

2.           1.          The restated certificate of incorporation of the Corporation is hereby amended by replacing the second paragraph of Article FOURTH, in its entirety, with the following:

“Effective as of 12:01 a.m., local time on April 22, 2021 (the “Effective Time”), the issued shares of common stock, with a par value of $0.01 per share (“Old Common Stock”), outstanding or held as treasury shares, shall automatically without any action on the part of the holders of the Old Common Stock be reverse split (the “Reverse Split”) on a one-for-three thousand basis so that three thousand (3,000) shares of Old Common Stock shall be converted into and reconstituted as one (1) share of common stock, with a par value of $0.01 per share (“New Common Stock”). No fractional shares shall be issued upon the Reverse Split. All shares of Old Common Stock shall be aggregated for purposes of determining whether the Reverse Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Split would result in the issuance of a fraction of a share of New Common Stock, then any fractional shares resulting will be exchanged for cash at $2.86 per share of Old Common Stock in such fractional share. Each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Old Common Stock (the “Old Certificates”) shall, from and after the Effective Time, be entitled to receive a certificate or certificates (the “New Certificates”) representing the shares of New Common Stock into which the shares of Old Common Stock formerly represented by such Old Certificates are reclassified under the terms hereof (unless they are to receive cash for a fractional share). Until surrender, each Old Certificate will continue to be valid and represent New Common Stock equal to one-three thousandth the number of shares of Old Common Stock, excluding any fractional shares.”

3.          The foregoing amendment of the Certificate of Incorporation of the Corporation has been duly adopted by the unanimous written consent of the Corporation’s Board of Directors and a majority of the Corporation’s shareholders in accordance with the provisions of Sections 141(f), 228 and 242 of the General Corporation Law of the State of Delaware.

4.          The foregoing amendment shall be effective as of 12:01 a.m. on April 22, 2021.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Corporation's Certificate of Incorporation to be signed by Igor Volshteyn, its President, this 16th day of April, 2021.

CCUR HOLDINGS, INC.

By:	/s/ Igor Volshteyn
Igor Volshteyn, President